Exhibit 99.1

All amounts in U.S. dollars unless otherwise indicated

BROOKFIELD RENEWABLE ESTABLISHES EUROPEAN PLATFORM AND
ACQUIRES ONE OF IRELAND’S LARGEST WIND PORTFOLIOS
320 MW operating portfolio to exceed 500 MW by 2015

       •  Scale portfolio of 17 high-quality wind power projects in Ireland
       •  Potential to grow portfolio to over 500 MW with completion of in-construction and development projects
       •  Long term contracted cash flows from government-backed REFIT regimes with upside potential
       •  Scalable platform supporting continued growth in European market

HAMILTON,  Bermuda, March  25, 2014 – Brookfield Renewable Energy Partners L.P. (TSX: BEP.UN; NYSE: BEP) (“Brookfield Renewable”) today announced an agreement to acquire the wind portfolio of Bord  Gáis Energy  (“BGE”)  for a total enterprise  value  of  up to approximately  €700  million  (US$960 million), subject to customary closing adjustments. The transaction with Brookfield Renewable is being completed as a sale by the Republic of Ireland-owned Bord Gáis Éireann of all of its energy business to a consortium that also includes Centrica plc and iCON Infrastructure, who will acquire the non-wind assets of BGE. The purchase price is subject to customary closing adjustments and approximates €495 million (US$680 million), net of assumed long-term non-recourse debt and certain deferred contingent consideration. Brookfield Renewable will fund the transaction with its institutional partners and maintain an economic interest in the portfolio of approximately 40%.

“This is truly a milestone investment for Brookfield Renewable.  The Bord Gáis portfolio represents an ideal entry  point  into  the  European  market,  bringing  with  it  high  quality  renewable  assets  and  an experienced team of approximately 70 professionals with operating, development, technical, commercial, and finance expertise,” said Richard Legault, President and CEO of Brookfield Renewable. “Moreover, this first acquisition outside the Americas provides us with a strong foundation to build a scalable renewable energy business in Europe.”

The BGE wind portfolio comprises 321 MW of operating wind capacity across 17 wind projects in eight counties in Ireland and Northern Ireland. The portfolio represents approximately 15% of the installed wind capacity in Ireland, and includes some of the strongest onshore wind resources in Europe. Approximately 90% of the output is contracted on a long-term basis pursuant to established government-backed tariffs.

The contracts feature fixed minimum prices with annual inflation indexation and the portfolio can benefit from rising market prices over time. The combination of strong wind resources in Ireland and a power market that otherwise relies on natural gas-fired generation allows windpower to be an attractive, cost- effective source of long-term electricity supply. The portfolio is well positioned for future growth with an additional 125 MW currently in construction and an approximate 300 MW wind development pipeline.

Brookfield Renewable’s objective in Europe is to build a leading renewable power platform with the full range of operating, development and investment capabilities supporting further expansion on a continental basis. With a significant share of the world economy, a large investable universe of renewable power assets, and strong support for renewable policy, further acquisitions and developments in Europe will represent  a core focus for Brookfield  Renewable  and will complement  the company’s  substantial North and South American platforms.

The acquisition will be funded through available capital from Brookfield Renewable and its institutional partners. The transaction is subject to regulatory approvals and other customary closing conditions (including concurrent completion of the acquisitions by the other consortium partners) and is expected to close in the second quarter of 2014.

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Brookfield  Renewable Energy  Partners (TSX:  BEP.UN;  NYSE:  BEP)  operates  one  of  the  largest publicly-traded, pure-play renewable power platforms globally. Its portfolio is primarily hydroelectric and totals approximately 6,000 megawatts of installed capacity. Diversified across 70 river systems and 12 power markets in the United States, Canada and Brazil, the portfolio’s output is sold predominantly under long-term contracts and generates enough electricity from renewable resources to power more than three million homes on average each year. With a portfolio of high-quality assets and strong growth prospects, the business is positioned to generate stable, long-term cash flows supporting regular and growing cash distributions to shareholders. For more information, please visit www.brookfieldrenewable.com.

For more information, please contact:

Zev Korman
Vice President, Investor and Media Relations
Tel: 416-359-1955
Email:  zev.korman@brookfield.com

CAUTIONARY  STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking  statements and information,  within the meaning of Canadian securities laws and “forward-looking  statements” within the meaning  of Section  27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations, concerning the business and operations of Brookfield Renewable. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward- looking statements in this news release include statements  regarding the quality of Brookfield Renewable’s  assets and the resiliency  of the cash flow they will generate,  Brookfield  Renewable’s  anticipated  financial  performance, future commissioning of assets, contracted  portfolio,  technology  diversification,  acquisition  opportunities,  expected completion of acquisitions, future energy prices and demand for electricity, economic recovery, achieving long-term average generation, project development and capital expenditure costs, diversification of shareholder base,  energy policies, economic  growth, growth potential of renewable  asset class, the future growth prospects and distribution profile of Brookfield Renewable  and Brookfield Renewable’s  access to capital. Forward-looking  statements can be identified by the use of words such as “plans”, “expects”, “scheduled”, “estimates”, “intends”, “anticipates”, “believes”, “potentially”,  “tends”,  “continue”,  “attempts”,  “likely”, “primarily”,  “approximately”,  “endeavours”,  “pursues”,  “strives”, “seeks”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”,  “might”  or “will” be taken,  occur or be achieved.  Although we believe  that our anticipated  future results, performance or achievements expressed or implied by the forward-looking  statements and information in this news release are based upon reasonable assumptions and expectations, we cannot assure you that such expectations will prove to have been correct. You should not place undue reliance on forward-looking  statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance  or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially  from those contemplated or implied by forward-looking statements  include,  but are not  limited  to:  our limited  operating  history;  the  risk  that  we  may  be deemed  an “investment company” under the Investment Company Act; the fact that we are not subject to the same disclosure requirements  as a U.S. domestic  issuer;  risks commonly  associated  with a separation  of economic  interest from control or the incurrence of debt at multiple levels within our organizational structure; the risk that the effectiveness of our internal controls over financial reporting could have a material effect on our business; changes to hydrology at our hydroelectric stations or in wind conditions at our wind energy facilities; the risk that counterparties to our contracts do not fulfill their obligations,  and as our contracts  expire, we may not be able to replace them with agreements  on similar terms; increases in water rental costs (or similar fees) or changes to the regulation of water supply; volatility in supply and demand in the energy market; our operations are highly regulated and exposed to increased regulation which could result in additional costs; the risk that our concessions and licenses will not be renewed; increases in the cost of operating our plants; our failure to comply with conditions in, or our inability to maintain, governmental permits; equipment failure; dam failures and the costs of repairing such failures; exposure to force majeure events; exposure to uninsurable losses; adverse changes in currency exchange rates; availability and access to interconnection facilities and transmission systems; health, safety, security and environmental  risks; disputes,  governmental and regulatory investigations and litigation; our operations could be affected by local communities; losses resulting from fraud, bribery, corruption, other illegal acts, inadequate or failed internal processes or systems, or from external events; risks related to our reliance on computerized business systems; general industry risks relating to operating in the  North American and Brazilian power market sectors; advances in technology that impair or eliminate the competitive advantage of our  projects;  newly developed technologies in which we invest not performing as anticipated; labour  disruptions and  economically unfavourable collective bargaining agreements; our  inability to finance our operations due to the status of the capital markets; the operating and financial restrictions imposed on us by our loan, debt and security agreements;  changes in our credit ratings; changes to government  regulations  that provide  incentives  for renewable energy;  our inability  to identify sufficient  investment opportunities and complete transactions; risks  related to the growth of our  portfolio and our ability to realize the expected benefits of our transactions; our inability to develop existing sites or find new sites suitable for the development of  greenfield projects; risks associated with the development of our generating facilities and the various types of arrangements we enter into with communities and joint venture partners; Brookfield Asset Management  Inc.’s election not to source acquisition  opportunities  for us and our lack of access to all renewable  power  acquisitions  that Brookfield  Asset Management  Inc. identifies; our lack of control over our operations conducted through joint ventures, partnerships and consortium  arrangements; our ability to issue equity or debt for future acquisitions and developments will be dependent on capital markets; foreign laws or regulation to which we become subject as a result of future acquisitions in new markets; and the departure of some or all of Brookfield’s key professionals.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. The forward- looking  statements  represent  our  views as of  the date of this  news  release  and  should  not  be  relied  upon  as representing  our views  as of any date subsequent  to March 25, 2014, the date of this news  release.  While  we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable  law. For further information on these known and unknown risks, please see “Risk Factors” included in our Form 20-F.